

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

Via E-mail
John C. Weisenseel
Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105

     Re: **AllianceBernstein Holding L.P.**
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 12, 2015
               File No. 001-09818

               AllianceBernstein L.P.
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 12, 2015
               File No. 000-29961

Dear Mr. Weisenseel:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Hugh West

                            Hugh West
                            Accounting Branch Chief